April 9, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Mail Stop 6010
Attn: Jeffrey Riedler

Re:	Genta Incorporated
Preliminary Proxy Statement
Filed March 27, 2009
File No. 000-19635

Dear Mr. Riedler:

This letter is submitted on behalf of Genta Incorporated (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated April 3, 2009 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Preliminary Proxy Statement filed March 27, 2009

Reasons for Reverse Stock Split

Comment:

1.
We note your statement on page 5 that the “purpose of the reverse stock split is to attempt to reduce the number of issued and outstanding shares and to increase the per share trading value” of the company’s common stock.  Please provide disclosure explaining the reasons why the company wishes to reduce the number of issued and outstanding shares and to increase the per share trading value of its common stock.

Securities and Exchange Commission
April 9, 2009

Response:

Thank you for your comment.  The Company proposes to revise its disclosure on page 5 of the Preliminary Proxy Statement as follows:

“Purpose of Proposed Reverse Stock Split

The purpose of the proposed reverse stock split is to attempt to reduce the number of issued and outstanding shares and to increase the per share trading value of our Common Stock. Our Board of Directors believes that the reverse stock split would be beneficial because it would increase the price of our Common Stock and decrease the number of issued and outstanding shares of our Common Stock.

An increase in the per share trading value of our Common Stock would be beneficial because it would:
•	improve the perception of our Common Stock as an investment security;
•	reset our stock price to more normalized trading levels in the face of potentially extended market dislocation;
•	appeal to a broader range of investors to generate greater investor interest in us; and
•	reduce stockholder transaction costs.

A decrease in the number of issued and outstanding shares of our Common Stock would be beneficial for the Company because by doing so, we will have more shares available for future issuance.  Specifically, as we are required to reserve for future issuance any shares underlying its convertible notes, effecting a reverse stock split will reduce the number of issued and outstanding shares, thereby increasing the number of shares available for future issuance upon conversion of the convertible notes (as further discussed below).

Our Board of Directors intends to effect the proposed reverse stock split only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price for our Common Stock, and only if the implementation of a reverse stock split is determined by the Board of Directors to be in the best interests of the Company and our stockholders. If the trading price of our Common Stock increases without a reverse stock split, our Board of Directors may exercise its discretion not to implement a reverse split.

You should keep in mind that the implementation of a reverse stock split does not have an effect on the actual or intrinsic value of our business or a stockholder's proportional ownership in our Company. You should also consider that, in many cases, the market price of a company's shares of common stock declines after a reverse stock split. If this were to occur to our Common Stock because there would be less shares of our Common Stock outstanding, the actual or intrinsic value of the shares of Common Stock held by you would also decrease.

If our Board of Directors ultimately determines to effect a reverse split, no further action on the part of our stockholders would be required. Notwithstanding approval of the reverse split proposal by the stockholders, our Board of Directors may, in its sole discretion, determine to delay the effectiveness of the reverse split up until the 2010 annual meeting, or determine not to effect the reverse split at all.”

Authorized Shares

Comment:

2.
Please revise your disclosure to describe any plans, arrangements or understandings relating to the issuance of any of the authorized but unissued shares that would be available as a result of the proposed reverse stock split.  If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

Securities and Exchange Commission
April 9, 2009

Response:

Thank you for your comment.  The Company proposes to revise its disclosure on pages 7 and 8 of the Preliminary Proxy Statement as follows:

“Authorized Shares of Stock

The reverse stock split would affect all issued and outstanding shares of Common Stock and outstanding rights to acquire Common Stock. We will not change the number of shares of Common Stock currently authorized.  However, upon the effectiveness of the reverse stock split, the number of authorized shares of Common Stock that are not issued or outstanding would increase due to the reduction in the number of shares of Common Stock issued and outstanding as a result of the reverse stock split. As of April 2, 2009, we had (i) 6,000,000,000 shares of authorized Common Stock, of which [          ] shares of Common Stock were issued and outstanding, and (ii) [              ] shares of our Series A Convertible Preferred Stock par value $.001 per share, and (iii) approximately $[    ] million Senior Convertible Promissory Notes convertible into shares of Common Stock at a conversion rate of 100,000 shares of Common Stock for every $1,000.00 of principal and (iv) 2,000,000 shares of authorized Series G Participating Cumulative Preferred Stock, of which no shares were issued and outstanding. Authorized but unissued shares will be available for issuance, and we may issue such shares in the future. If we issue additional shares, the ownership interest of holders of Common Stock will be diluted.

We will reserve for issuance any authorized but unissued shares of Common Stock that would be made available as a result of the proposed reverse stock split.

On June 5, 2008, we entered into a securities purchase agreement, or the 2008 Securities Purchase Agreement, with certain institutional and accredited investors to place up to $40 million of senior secured convertible notes, or the 2008 Notes, with such investors. On June 9, 2008, the Company placed $20 million of such 2008 Notes, referred to herein as the Initial Closing.  The 2008 Notes will bear interest at an annual rate of 15% payable at quarterly intervals in stock or cash at the Company’s option, and will be convertible into shares of the Company’s Common Stock at a conversion rate of 100,000 shares of Common Stock for every $1,000.00 of principal amount outstanding. The 2008 Notes include certain events of default, including a requirement that the Company obtain stockholder approval within a specified period of time to amend its certificate of incorporation to authorize additional shares of common stock.

On April 2, 2009, we entered into a securities purchase agreement, or the Securities Purchase Agreement,  with certain accredited institutional investors to place up to $12 million of senior secured convertible notes, or the 2009 Notes, and corresponding warrants, or the Warrants, to purchase common stock, or the Financing. The Company closed on approximately $6 million of such Notes and Warrants, referred to herein as the 2009 Initial Closing, on April 2, 2009.  The 2009 Notes will bear interest at an annual rate of 8% payable semi-annually in other senior secured convertible promissory notes to the holder, and will be convertible into shares of the Company’s common stock at a conversion rate of 500,000 shares of common stock for every $1,000.00 of principal amount outstanding.  In addition, the 2009 Notes include certain events of default, including a requirement that the Company effect a reverse stock split of the Company’s Common Stock within 105 days of the 2009 Initial Closing.

There are currently not enough shares of Common Stock authorized under our certificate of incorporation to cover the shares underlying the 2009 Notes and Warrants and the 2008 Notes, and therefore any authorized but unissued shares of Common Stock that would be made available as a result of the proposed reverse stock split will be reserved for issuance upon conversion of the 2009 Notes and 2008 Notes and exercise of the Warrants.  We do not have any plans, arrangements or understandings for the remaining portion of the authorized but unissued shares that will be available following the reverse stock split that will not be reserved for conversion of the 2009 Notes and 2008 Notes or exercise of the Warrants.”

Securities and Exchange Commission
April 9, 2009

Exchange Act Rule 13e-3

Comment:

3.
Please disclose the extent to which you have considered the implications of the reverse stock split to the company in terms of Rule 13e-3 of this Securities Exchange Act of 1934.  Please tell us how many shareholders will remain if the Board decides to enact a 1 for 100 reverse stock split.  To the extent that a reverse stock split results in less than 300 remaining shareholders, you are required to file a Schedule 13e-3.

Response:

Thank you for your comment.  When evaluating whether to effect a reverse stock split, the Board considered the implications of Rule 13e-3 of the Securities Exchange Act of 1934.  To help assist the Board in its evaluation, the Company obtained a Non-Objecting Beneficial Owners list from the Company’s transfer agent to help determine how many shareholders would remain based upon certain reverse stock split ratios.  If the Board determines to effect a 1 for 100 reverse stock split (the maximum reverse stock split ratio approved by the Board), then based upon the NOBO list dated April 9, 2009, we estimate that there will be no less than 300 shareholders if such a reverse stock split was effected.  Thus, Rule 13e-3 will not be implicated.  As a result, the Company is not required to file a Schedule 13e-3.  In addition, the Board does not intend for this reverse stock split to be the first step to a “going private transaction”.  As such, the Company proposes to revise its disclosure on page 6 of the Preliminary Proxy Statement as follows:

“Potential Effects of the Proposed Reverse Stock Split

The immediate effect of a reverse stock split would be to reduce the number of shares of our Common Stock outstanding and to increase the trading price of our Common Stock. Notwithstanding the decrease in the number of outstanding shares following the proposed reverse stock split, our Board of Directors does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.”

*    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 9, 2009

We believe the foregoing are responsive to the Staff’s Comment letter.  If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 219-3125 or Emilio Ragosa at Morgan, Lewis & Bockius LLP at (609) 919-6633.

Sincerely,

/s/ GARY SIEGEL

Gary Siegel
Vice President, Finance

cc: Emilio Ragosa, Esq., Morgan, Lewis & Bockius LLP